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Exhibit 4.35

VIRGIN SKY INVESTMENTS LIMITED
La Motte Chambers
St Helier
Jersey
JE1 1BJ
 Telephone +44 (0) 1534 602000
Facsimile +44 (0) 1534 602002

13 June 2003

The Directors
Virgin Express Holdings PLC
120 Campden Hill Road
London
W8 7AR

Dear Sirs

We, Virgin Sky Investments Limited ("VSIL"), in our capacity as the majority shareholder of Virgin Express Holdings PLC ("VEHPLC"), have been asked to provide a formal letter of support in connection with the finalisation of the financial statements of VEHPLC for the year ended 31 December 2002.

This letter of support is to confirm that VSIL intends to provide such financial support as is necessary to enable the Company to meet its ongoing financial obligations as and when they fall due for the foreseeable future and in any event, for the period ending on 30 June 2004.

In providing this letter, the directors of VSIL have considered the cash flow projections of the VEHPLC Group for the period ending 30 June 2004 (as attached). Based on our assessment of these projections, the directors are comfortable that VSIL will have the resources to provide such financial support as may be necessary.

We understand that, on the basis of this representation, the following disclosures will be included in the financial statements of the VEHPLC:

"The consolidated financial statements have been prepared on a going concern basis in view of the fact that Virgin Group Investments Limited ("VGIL") the ultimate holding company of the company's principal shareholder, has provided or procured that Virgin Sky Investment Limited ("VSIL"), a wholly owned subsidiary of VGIL, will provide sufficient funding to the company to enable it to meet its liabilities as they fall due, for at least the next twelve months. As part of this undertaking, VSIL has also indicated that it will convert to capital loans (together with the associated interest) to the company outstanding as at 31 December 2002 made by Barfair Limited (a wholly owned subsidiary of VGIL) which have subsequently been transferred from Barfair Limited to VSIL.

The directors have no reason to believe that VSIL will not be in a position to provide the support referred to above and, accordingly, they have prepared the financial statements on the going concern basis."

Nothing in this letter is intended to be legally binding on us nor does it create any legally enforceable obligations on us.

Yours faithfully

[Illegible]

For and on behalf of
Virgin Sky Investments Limited
As authorised by the Board

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  Exhibit 4.35